Exhibit 99.1

Brookfield Residential Properties Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders of Brookfield Residential Properties Inc. (the “Corporation” or “Brookfield Residential”) will be held at the Hilton Orange County/Costa Mesa Hotel, 3050 Bristol Street, Costa Mesa, California, United States on Thursday, May 2, 2013 at 11:00 a.m., Los Angeles time, for the following purposes:

1)	to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012, including the external auditor’s report;

2)	to elect directors who will serve until the end of the next annual meeting of shareholders;

3)	to appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4)	to hold a non-binding advisory vote on executive compensation.

We will also consider other business that may properly come before the meeting or any adjournment thereof.

The Management Information Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.

You have the right to vote at the Annual and Special Meeting of Shareholders if you were a Brookfield Residential shareholder on March 11, 2013.

You do not have to vote in person at the meeting. Registered shareholders should complete and sign the enclosed form of proxy and return it to the Corporation’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) c/o: Canadian Stock Transfer Company Inc., in the envelope provided or by fax at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m. (Toronto time) on Tuesday, April 30, 2013. The Management Information Circular provides additional instructions on how to exercise your right to vote your common shares.

By Order of the Board of Directors

SHANE D. PEARSON
Corporate Secretary

Calgary, Canada

March 25, 2013

Note: If you are a new shareholder or an existing shareholder who did not elect to receive our 2012 Annual Report, you can view this report on our website at www.brookfieldrp.com under Investors/Financial Reports. If you wish to obtain a printed copy of our 2012 Annual Report, please contact us at investorrelations@brookfieldrp.com.

Brookfield Residential Properties Inc.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE – VOTING INFORMATION	1

Who Can Vote	1
Q & A on Proxy Voting	2
Principal Holders of Voting Securities	5
Interest of Informed Persons in Material Transactions	6

PART TWO – BUSINESS OF THE MEETING	6

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	13

Board of Directors	13
Committees of the Board	16
Board, Committee and Director Evaluation	17
Board and Management Responsibilities	17
Communication and Disclosure Policies	19
Code of Business Conduct and Ethics	19

PART FOUR – REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	19

Director Compensation	19
Director Share / DSU Ownership Requirements	21

PART FIVE – REPORT ON EXECUTIVE COMPENSATION	22

Compensation Discussion and Analysis	22
Composition and Mandate of the Compensation Committee	23
Compensation Philosophy and Objectives	24
Benchmark Group	24
Compensation Elements	24
Incentive and Equity-Based Compensation Employment Policies and Guidelines	28
Report on 2012 Compensation	29
Performance Graphs	32
Compensation of Named Executive Officers	33
Security-Based Compensation Arrangements	37
Securities Authorized For Issue Under Equity Compensation Plans	37
Pension and Retirement Benefits	38

PART SIX – OTHER INFORMATION	38

Indebtedness of Directors and Executive Officers	38
Audit Committee	38
Directors’ and Officers’ Liability Insurance	38
Availability of Disclosure Documents	39
Other Business	39
Directors’ Approval	39

APPENDICES
APPENDIX A Charter of the Board of Directors	A-1

BROOKFIELD RESIDENTIAL PROPERTIES INC.

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by the management of Brookfield Residential Properties Inc. (“Brookfield Residential” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held at the Hilton Orange County/Costa Mesa Hotel, 3050 Bristol Street, Costa Mesa, California, United States on Thursday, May 2, 2013 at 11:00 a.m., Los Angeles time.

The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at March 15, 2013, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is in U.S. dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2012 of C$1.00 to US$1.0004, unless otherwise indicated.

WHO CAN VOTE

As of March 15, 2013, the Corporation had outstanding 118,354,703 Common Shares and 65,246 8% Convertible Preferred Shares, Series A (the “Preferred Shares”). Each registered holder of Common Shares of record at the close of business on Monday, March 11, 2013, the record date (the “Record Date”) established for the purposes of determining shareholders entitled to receive notice of and to vote at the meeting, will, except as provided below, be entitled to one vote for each Common Share held on all matters to come before the meeting or any adjournment thereof either in person, or by proxy.

Holders of the Preferred Shares are not entitled to receive notice of or to attend any meeting of shareholders of the Corporation and, subject to the articles of the Corporation, as amended, and applicable law, shall not be entitled to vote at any such meeting.

For a description of the procedures to be followed by Non-Registered Shareholders to direct the voting of Common Shares beneficially owned, please refer to the answer to the question “If my Common Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?” on page 4 of this Circular.

The election of the Board of Directors of the Corporation (the “Board”) must be approved by a majority of the votes cast by holders of Common Shares who vote in respect of the resolution. See “Election of Directors” on page 7 of this Circular for further information.

The appointment of the external auditor must be approved by a majority of the votes cast by holders of Common Shares who vote in respect of the resolution. See “Appointment of External Auditor” on page 11 of this Circular for further information.

Due to the non-binding advisory nature of the matter to be voted upon in respect of the compensation of the Corporation’s executive officers, there is no minimum vote requirement for the proposal. However, the matter will be considered to have passed with the affirmative vote of a majority of the votes cast by holders of Common Shares that are present or represented and entitled to vote at the meeting.

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Q & A ON PROXY VOTING

Q:	What am I voting on?

A:	Holders of Common Shares are voting on the election of the Board, the appointment of the external auditor and authorizing the directors to set its remuneration and the approval, on a non-binding advisory basis, of the compensation of the Corporation’s named executive officers, as such information is disclosed in the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure in this Circular. Each of the foregoing must be approved by a majority of the votes cast by holders of Common Shares who vote in respect of the resolution; provided, however, that due to the non-binding advisory nature of the matter to be voted upon in respect of the compensation of the Corporation’s executive officers, there is no minimum vote requirement for the proposal. However, the matter will be considered to have passed with the affirmative vote of a majority of the votes cast by holders of Common Shares who vote in respect of the resolution.

Q:	Who is entitled to vote?

A:	Holders of Common Shares as at the close of business on March 11, 2013 are entitled to vote. Each Common Share entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?

A:	If you are a registered shareholder, you may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the meeting. If your Common Shares are held in the name of an intermediary (a bank, trust company, securities dealer, broker, trustee or other) (an “Intermediary”), please refer to the answer to the question “If my Common Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?” on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the meeting on May 2, 2013 and wish to vote your shares in person at the meeting, complete and return the form of proxy following the instructions provided on the form of proxy. Please register with Canadian Stock Transfer Company Inc., acting as administrative agent for the Corporation’s transfer agent, CIBC Mellon, upon arrival at the meeting. Your vote will be taken and counted at the meeting. If your Common Shares are held in the name of an Intermediary, please refer to the answer to the question “If my Common Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?” on page 4 for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Brookfield Residential and the associated costs will be borne by Brookfield Residential. The solicitation will be made primarily by mail but may also be made by telephone or in person by regular employees of the Corporation at nominal cost.

Q:	What if I sign the form of proxy enclosed with this Circular?

A:	Signing the enclosed form of proxy gives authority to Robert L. Stelzl or Alan Norris (each of whom is a director of Brookfield Residential), or to another person you have appointed, to vote your Common Shares at the meeting.

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Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. You have the right to appoint a person or company other than the Brookfield Residential directors named on the form of proxy to be your proxyholder. Write the name of this person (or company), who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the meeting and is aware that he, she or it has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Canadian Stock Transfer Company Inc.

Q:	What do I do with my completed proxy?

A:	Return it to Brookfield Residential’s transfer agent, CIBC Mellon c/o Canadian Stock Transfer Company Inc., in the envelope provided or by fax at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m. (Toronto time) on Tuesday, April 30, 2013 or two days (excluding Saturdays, Sundays and holidays) before the day of the adjourned meeting.

Q:	Can I vote by Internet?

A:	If you are a registered shareholder, go to www.proxypush.ca/brp and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Tuesday, April 30, 2013 or two days (excluding Saturdays, Sundays and holidays) before the day of the adjourned meeting.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?

A:	Yes. If you are a registered shareholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of Brookfield Residential at the following address no later than 5:00 p.m. (Calgary time) on the last business day preceding the date of the meeting, Wednesday, May 1, 2013, or any adjournment of the meeting, or to the Chair of the Corporation’s Board of Directors on the day of the meeting, Thursday, May 2, 2013, or the day of the adjourned meeting:

Shane D. Pearson

Corporate Secretary

Brookfield Residential Properties Inc.

4906 Richard Road SW

Calgary, Alberta T3E 6L1

Fax: (403) 231-8960

A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

Q:	How will my shares be voted if I give my proxy?

A:	The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your Common Shares in accordance with your directions and on any ballot that may be called for, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors of the Board, the appointment of the external auditor and authorizing the directors to set its remuneration and the approval, on a non-binding advisory basis, of the compensation of the Corporation’s named executive officers, as such information is disclosed in the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure in this Circular.

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Q:	What if amendments are made to these matters or if other matters are brought before the meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the accompanying Notice and with respect to other matters which may properly come before the meeting.

As of the date of this Circular, management of Brookfield Residential knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	Who counts the votes?

A:	Brookfield Residential’s transfer agent, CIBC Mellon, through its administrative agent, Canadian Stock Transfer Company Inc., counts and tabulates the proxies.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	For general shareholder enquiries, you can contact Canadian Stock Transfer Company Inc. acting as administrative agent for CIBC Mellon by mail at:

Canadian Stock Transfer Company Inc.

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

or by telephone: (416) 682-3860

within Canada and the United States toll-free at 1-800-387-0825;

or by fax: (514) 985-8843 or 1-888-249-6189;

or by email at inquiries@canstockta.com;

website: www.canstockta.com.

Q:	If my Common Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?

A:	In many cases, Common Shares of the Corporation which are beneficially owned by a non-registered shareholder (a “Non-Registered Shareholder”) are registered either:

a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

A broker non-vote occurs when an Intermediary holding shares for a Non-Registered Shareholder submits a proxy for the meeting, but does not vote on a particular proposal because that Intermediary does not have discretionary voting power with respect to that “non-routine” proposal and has not received voting instructions from the Non-Registered Shareholder. Each of the election of directors and the non-binding, advisory vote to approve executive compensation is a “non-routine” proposal and so shares for which Intermediaries do not receive voting instructions will not be voted on such matters.

Brookfield Residential Properties Inc. | 2013 Management Information Circular	4

There are two ways you can vote your Common Shares held by your Intermediary. As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form for the number of Common Shares you beneficially own.

Since Brookfield Residential has limited access to the names of its Non-Registered Shareholders, if you attend the meeting Brookfield Residential may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with Canadian Stock Transfer Company Inc. upon arrival at the meeting.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed voting instruction form and the Corporation’s 2012 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2012) (collectively, the “meeting materials”) to those Non-Registered Shareholders who have requested them to the depository and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Shareholders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

a)	Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his, her or its behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on his, her or its behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form to the Corporation or Intermediary in accordance with the directions provided, or submit any other document in writing that requests that the Non-Registered Shareholder or a nominee thereof may be appointed as a proxyholder, and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

b)	Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise incomplete. If the Non-Registered Shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his, her or its behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Corporate Secretary of the Corporation by delivering it to CIBC Mellon, c/o Canadian Stock Transfer Company Inc., by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S OA1; by facsimile at (416) 368-2502 or 1-866-781-3111; or by the Internet as described above. If a Non-Registered Shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on his, her or its behalf), the Non-Registered Shareholder must strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

Non-Registered Shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

PRINCIPAL HOLDERS OF VOTING SECURITIES

Other than as described below, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

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As at March 15, 2013, Brookfield Asset Management Inc. (“Brookfield Asset Management”) beneficially owns, or controls or directs, directly or indirectly, 81,493,112 Common Shares in the capital of the Corporation, representing approximately 68.9% of the outstanding Common Shares of the Corporation. Brookfield Asset Management is an asset management company listed on the New York Stock Exchange, the Toronto Stock Exchange and the NYSE Euronext.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Private Placement

On November 20, 2012, the Corporation completed a public offering of 8,000,000 Common Shares concurrently with a private placement of 8,000,000 Common Shares to Brookfield Asset Management, and on November 27, 2012 the Corporation issued an additional 424,696 Common Shares pursuant to the partial exercise of an over-allotment option (together, the “Equity Offerings”). Brookfield Residential used the net proceeds from the Equity Offerings of approximately $227.2 million to repay approximately $58.4 million of the amount due under the senior note due 2015 to Brookfield Office Properties Inc. (“Brookfield Office Properties”) (the “2015 Note”) and to pay down $165.5 million of the amount due under Brookfield Residential’s unsecured revolving credit facility with a subsidiary of Brookfield Asset Management.

Non-Arm’s Length Transactions

On December 14, 2012, Brookfield Residential completed a private placement offering of $600 million aggregate principal amount of senior unsecured notes due 2020 (the “Debt Offering”). The proceeds of the Debt Offering were used, among other things, to repay debt due to affiliates, including the repayment in full of the 2015 Note and a C$215 million junior unsecured promissory note, both payable to Brookfield Office Properties.

Brookfield Residential has a $300 million unsecured revolving credit facility with a subsidiary of Brookfield Asset Management at an interest rate of LIBOR plus 4.5%.

During the year ended December 31, 2012, the Corporation paid $26 million to Brookfield Asset Management to acquire the tax attributes of a subsidiary of Brookfield Asset Management.

During the year ended December 31, 2012, the Corporation paid $40 million to Brookfield Asset Management for Canadian tax credits.

On December 3, 2012, the Corporation borrowed $225.0 million under a promissory note from a subsidiary of Brookfield Asset Management in connection with the acquisition of Playa Vista Capital Company LLC. The promissory note was repaid in full prior to the end of the year.

Additionally, Brookfield Residential has the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management.

PART TWO – BUSINESS OF THE MEETING

We will be addressing four items at the meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012, including the external auditor’s report;

2.	Electing directors who will serve until the end of the next annual meeting of shareholders;

3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

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4.	Approval, on a non-binding advisory basis, of the compensation of the Corporation’s named executive officers, as such information is disclosed in the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure in this Circular.

We will also consider other business that may properly come before the meeting.

As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he, she or it sees fit.

1.	RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the fiscal year ended December 31, 2012 are included in the Corporation’s 2012 Annual Report, which is being mailed with this Circular to the Corporation’s registered shareholders and Non-Registered Shareholders who requested it. Management will review the Corporation’s consolidated financial results at the meeting and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2012 Annual Report is available on the Corporation’s website, www.brookfieldrp.com, under Investors/Financial Reports and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

2.	ELECTION OF DIRECTORS

The Board is comprised of 8 members, all of whom are to be elected at the meeting. The following persons are proposed as nominees for election by the holders of Common Shares:

• Bruce T. Lehman	• Alan Norris	• Timothy R. Price	• Robert L. Stelzl

• Patricia M. Newson	• Allan S. Olson	• David M. Sherman	• Michael D. Young

Majority Voting for Directors

The Board has adopted a policy stipulating that, if the total number of Common Shares voted in favour of the election of a director nominee at a shareholders’ meeting represents less than a majority of the total shares voted and withheld for that director, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.

Voting by Proxy

On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy to be completed by holders of Common Shares intend to cast the votes in favour of the proposed nominees for election as set forth on pages 7 to 11 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the 8 director nominees be elected at the meeting of shareholders on May 2, 2013 to serve as directors of the Corporation until the end of the next annual meeting of shareholders or until their successors are elected or appointed.

All of the proposed nominees were appointed as members of the Board effective May 8, 2012

We do not expect that any of the director nominees will be unable to serve as a director. If, however, a director nominee tells us before the meeting that he or she will be unable to serve as a director, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

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The following pages set out additional information about the 8 director nominees, including all major positions and offices currently held in the Corporation by each director nominee, his or her principal occupation or employment, the year in which he or she was first appointed a director of the Corporation, and the approximate number of each class of securities of the Corporation that each director nominee has advised the Corporation are beneficially owned, directly or indirectly, or subject to control or direction by the director nominee as at March 15, 2013.

Bruce T. Lehman Age: 60 Newport Beach, California, U.S.A. Director since: March 31, 2011 (Independent) (a)	Mr. Lehman served as a director of Brookfield Homes Corporation from 2002 until March 31, 2011. During this period, Mr. Lehman invested and held principal positions with Armada, LLC and Summit Land Partners, LLC with a primary focus on residential land investments. He is presently a principal of Armada Real Estate Group, LLC and remains active in real estate investment and development. Previously, Mr. Lehman has also provided independent consulting services, including strategic advice and corporate dissertations in the real estate arena. From 1996 to 2000, Mr. Lehman was President-Merchant Housing Division, of Catellus Residential Group, a wholly-owned subsidiary of Catellus Development Corp. (NYSE). Mr. Lehman also held this position with Catellus Residential Group’s predecessor company, Akins Real Estate Group, from 1989 until 2000.

Board/Committee Membership	2012 Attendance	Total %	Public Board Membership During Last Five Years
Board of Directors	8 of 8	100%	100%	Brookfield Residential Properties Inc.	2011 – Present
Audit Committee	4 of 4	100%	Brookfield Homes Corporation	2002 – 2011
Management Resources and Compensation Committee (Chair)	3 of 3	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	1,529	14,457	15,986	371,994	—	—

Patricia M. Newson Age: 55 Calgary, Alberta, Canada Director since: March 31, 2011 (Independent) (a)	Ms. Newson was appointed a director of the Corporation on March 31, 2011. In addition to the public companies listed below, Ms. Newson currently serves on the board of directors of the Alberta Electric System Operator, Heritage Gas Limited and Quality Urban Energy Systems of Tomorrow (QUEST). She retired in 2011 from AltaGas Ltd. as President of the Utility Division. Ms. Newson was President and CEO of AltaGas Utility Group Inc. from 2005 to 2009, and Senior Vice President Finance and CFO of AltaGas Income Trust from 1996 to 2006. In addition to the public companies listed below, previous board experience includes Inuvik Gas Ltd. and the Canadian Gas Association. Ms. Newson is a Chartered Accountant.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Audit Committee (Chair) Governance and Nominating Committee	8 of 8 4 of 4 1 of 1	100% 100% 100%	100%		Brookfield Residential Properties Inc. Long Run Exploration Ltd. Guide Exploration Ltd. Brookfield Asset Management Inc. AltaGas Utility Group Inc.	2011 – Present 2012 – Present 2011 – 2012 2008 – 2010 2005 – 2009

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	—	18,030	18,030	419,558	—	—

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Alan Norris Age: 56 Calgary, Alberta, Canada Director since: March 31, 2011 (Related; Management) (b)	Mr. Norris was appointed President and Chief Executive Officer and a director of the Corporation on March 31, 2011. Mr. Norris was a director of Brookfield Homes Corporation from 2003 until March 31, 2011. Mr. Norris was President and Chief Executive Officer of BPO Residential, a developer of master-planned communities wholly-owned by Brookfield Office Properties (formerly Brookfield Properties Corporation). Mr. Norris joined BPO Residential in 1983 and assumed increasingly senior positions over the next 11 years until he was appointed President and Chief Executive Officer.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors	8 of 8	100%	100%		Brookfield Residential Properties Inc. Brookfield Homes Corporation	2011 – Present 2003 – 2011

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	2,002,294 (d)	1,250,000	3,252,294 (d)	50,308,881 (d)	—	—

Allan S. Olson Age: 71 Spruce Grove, Alberta, Canada Director since: February 13, 2012 (Independent) (a)	Mr. Olson was appointed as a director of the Corporation on February 13, 2012. Mr. Olson was the founder and majority shareholder and has been an executive, and is now Chairman, of First Industries Corporation, a private investment and operating company since 1991. Prior to that he was President and Chief Executive Officer of the Churchill Corporation from 1989 to 1990, and Banister Construction Group from 1990 to 1991 and held various positions at Stuart Olson Construction including President and Chief Executive Officer from 1965 to 1989. Mr. Olson has served as a director of both private and public companies, and most recently was a director of IPSCO Steel Inc. from 1988 until the company was sold in 2007. He was also Chairman of Summit REIT until it was sold in 2006. Mr. Olson is currently a director of ZCL Composites and served as a director of Brookfield Office Properties and its predecessor companies, for more than 15 years, until 2012.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Audit Committee Governance and Nominating Committee	8 of 8 3 of 3 1 of 1	100% 100% 100%	100%		Brookfield Residential Properties Inc. Brookfield Office Properties Inc. ZCL Composites Inc.	2012 – Present 2005 – 2012 2007 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	10,000	4,509	14,509	337,624	—	—

Timothy R. Price Age: 70 Toronto, Ontario, Canada Director since: March 31, 2011 (Related) (b)	Mr. Price was a director of Brookfield Homes Corporation from 2009 until March 31, 2011. Mr. Price has served as Chairman of Brookfield Funds since 1996 and was also Chairman, Brookfield Financial Corporation until December 31, 2004. Mr. Price was previously a director of Brookfield Homes Corporation from 2004 to 2006. Mr. Price currently serves as a director of Astral Media Inc. and has been a director since 1978. In addition, he has been a director of Canadian Tire Corporation since 2007 and Fairfax Financial Holdings since 2010. Mr. Price also served as a director of Morguard REIT from 2005 to 2008 and currently serves on the board of directors of HSBC Bank Canada.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors	6 of 8	75%	75%		Brookfield Residential Properties Inc. Brookfield Homes Corporation	2011 – Present 2009 – 2011 and 2004 – 2006

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	15,116	9,018	24,134	561,598	—	—

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David M. Sherman Age: 55 New York, New York, U.S.A. Director since: March 31, 2011 (Independent) (a)	Mr. Sherman served as a director of Brookfield Homes Corporation from 2003 until March 31, 2011. Mr. Sherman is a Co-Managing Member of Metropolitan Real Estate Equity Management, LLC, a real estate fund-of-funds manager, a position he has held since the firm’s inception in 2002. From 2002 to 2006, Mr. Sherman also served as an adjunct professor of real estate at Columbia University Graduate School of Business Administration. Mr. Sherman was the Managing Director, and head of REIT Equity Research at Salomon Smith Barney, Inc. from 1995 until 2000. Prior to this, Mr. Sherman held various positions in real estate investment banking and finance.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Audit Committee Governance and Nominating Committee (Chair)	8 of 8 1 of 1 2 of 2	100% 100% 100%	100%		Brookfield Residential Properties Inc. Brookfield Homes Corporation	2011 – Present 2003 – 2011

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	6,501	76,002	82,503	1,919,845	—	—

Robert L. Stelzl Age: 67 Hamilton, Montana, U.S.A. Director since: March 31, 2011 (Independent) (a)	Mr. Stelzl was appointed a director and Chair of the Corporation on March 31, 2011. Mr. Stelzl was a director of Brookfield Homes Corporation from 2002 until March 31, 2011 and has served as Chairman since May 2007. Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl currently serves as a director of the Van Eck Family of Mutual Funds in New York. He was previously president of Bren Investment Properties from 1982 to 1989 and has held senior management positions with several international real estate companies including Cadillac Fairview Corporation Limited and Cabot, Cabot & Forbes. He is also a former Chairman of Aman Hotels.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors (Chair) Management Resources and Compensation Committee	8 of 8 3 of 3	100% 100%	100%		Brookfield Residential Properties Inc. Brookfield Office Properties Inc. Brookfield Homes Corporation	2011 – Present 2005 – Present 2002 – 2011

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	2,753	60,643	63,396	1,475,225	—	—

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Michael D. Young Age: 68 Dallas, Texas, U.S.A. Director since: March 31, 2011 (Independent) (a)	Mr. Young was a director of Brookfield Homes Corporation from 2007 until March 31, 2011. Mr. Young is President of Quadrant Capital Partners, Inc., a private equity firm with offices in Dallas and Toronto. Mr. Young served as Managing Director of CIBC World Markets Inc., a financial services firm, from 1994 until 2003. Mr. Young has been a trustee of Calloway Real Estate Investment Trust since 2003.

Board/Committee Membership		2012 Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Management Resources and Compensation Committee Governance and Nominating Committee	7 of 8 2 of 3 1 of 2	88% 67% 67%	77%		Brookfield Residential Properties Inc. Calloway Real Estate Investment Trust Brookfield Homes Corporation	2011 – Present 2003 – Present 2007 – 2011

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (c)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)	Date at which Ownership Guideline is to be Met
2013	6,501	18,030	24,531	570,836	—	—

Notes:

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of the Canadian Securities Administrator’s National Instrument 58-101 – Disclosure of Corporate Governance Practices.
(b)	“Related” refers to director nominees who have current or recent interests in or are related to the Corporation or its principal shareholder, Brookfield Asset Management.
(c)	Based on the closing price of a Common Share on the TSX on March 15, 2013 of $23.27 (C$23.72 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9810).
(d)	The number of Common Shares reflects Mr. Norris’ deemed beneficial ownership of 2,000,000 Common Shares held by BRP Holdings Corp. Mr. Norris’ pro rata interest in the Common Shares, based on his percentage ownership in the capital of BRP Holdings Corp., is 1,500,000 Common Shares. The value of the escrowed shares on redemption will be equal to the value of the Common Shares held by BRP Holdings Corp. less the net liabilities and preferred share obligations of BRP Holdings Corp.

Director Attendance

During 2012, the Board and its Committees held eight meetings in total, which were comprised of five regularly scheduled meetings of the Board, including one meeting to review the Corporation’s annual business plan and long-term strategic plan, and three special meetings to deal with specific items of business; four meetings of the Audit Committee; two meetings of the Governance and Nominating Committee; and three meetings of the Management Resources and Compensation Committee. Director attendance at these meetings is shown in the tables on pages 8 to 11 of this Circular. Private sessions of the independent directors without management present were held after all regularly scheduled quarterly Board meetings.

3.	APPOINTMENT OF EXTERNAL AUDITOR

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP is the principal external auditor of the Corporation and has served as the external auditor of the Corporation since being appointed in 2012. Deloitte LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Common Shares who vote in respect of the resolution.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte LLP, Independent Registered Chartered Accountants, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

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Principal Accounting Firm Fees and Services

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2012 by Deloitte LLP amounted to approximately $1,323,096. From time to time, Deloitte LLP also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. The Audit Committee has adopted a policy regarding the provision of non-audit services by the external auditor. This policy, which is periodically reviewed and updated, requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte LLP to the Corporation and its consolidated subsidiaries for the fiscal year ended December 31, 2012, expressed in U.S. dollars.

	2012			2011
	Brookfield Residential	Subsidiaries of Brookfield Residential	Total	Brookfield Residential	Subsidiaries of Brookfield Residential	Total
Audit fees	$1,086,471	$87,500	$1,173,971	$815,000	$99,500	$914,500
Audit-related fees	24,125	—	24,125	6,500	—	6,500
Tax fees	—	—	—	—	—	—
Other fees	125,000	—	125,000	—	—	—

Total	$1,235,596	$87,500	$1,323,096	$821,500	$99,500	$921,000

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits of public companies, investment funds and financial statements in connection with property-specific and subsidiary financings, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), employee benefit plan audits, due diligence related to securities filings, securities offerings and mergers and acquisitions, accounting consultations and audits in connection with acquisitions, and attest services that are not required by statute or regulation such as consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte LLP regarding its independence and has considered the relations described above in arriving at its determination that Deloitte LLP is independent of the Corporation.

4.	NON-BINDING ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Corporation is seeking an advisory (non-binding) vote on the compensation paid to the Corporation’s named executive officers, as disclosed in this Circular, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. The Board of Directors has determined that it will hold an advisory vote on executive compensation on an annual basis, and the next such advisory vote will occur at the 2014 Annual Meeting of Shareholders.

This vote, commonly known as a Say-on-Pay proposal, gives holders of Common Shares the opportunity to express their views on the compensation of the Corporation’s named executive officers. This vote is not intended to address any specific item of compensation, but the overall compensation of the named executive officers and the principles,

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policies and practices described in this Circular. As this is an advisory vote, the result will not be binding on the Corporation, the Board of Directors or the Compensation Committee. However, the Board of Directors and the Compensation Committee value the opinions of Shareholders and intend to take into account the results of the vote when considering future compensation decisions for the named executive officers.

On any ballot that may be called for in the advisory approval of the proposal on named executive officer compensation, the director representatives designated in the enclosed form of proxy intend to vote such shares in favour of a resolution to approve, on a non-binding advisory basis, the compensation of the Corporation’s named executive officers, unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the approval, on a non-binding advisory basis, of the compensation of the Corporation’s named executive officers.

PART THREE– STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the Corporation’s executive officers who are appointed by the Board and who are charged with the ongoing management of the Corporation. The Board encourages sound corporate governance practices designed to promote the long-term well-being and ongoing development of the Corporation, having always as its ultimate objective the best interests of the Corporation.

The Board is of the view that the Corporation’s corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The Board is also of the view that these policies and practices are consistent with the requirements of the New York Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act.

BOARD OF DIRECTORS

Mandate of the Board

Brookfield Residential’s Board oversees the management of the Corporation’s business and affairs directly and through three existing standing committees (the “Committees”). In doing so, the Board acts at all times with a view to the best interests of the Corporation. The responsibilities of the Board and each Committee are set out in written charters, which are reviewed and approved annually. The Board’s Charter is set out in full in Appendix A of this Circular. The written charters for the Committees are posted on the Corporation’s website, www.brookfieldrp.com, under About Us/Corporate Governance/Committees.

In fulfilling its mandate, the Board is, among other things, responsible for the following:

•	overseeing the Corporation’s overall long-term strategic planning process and reviewing and approving its annual business plan;

•	assessing the principal risks of the Corporation’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•	reviewing the major strategic initiatives to determine whether the Corporation’s proposed actions accord with long-term business strategies and shareholder objectives;

•	appointing the Chief Executive Officer, overseeing the selection of other members of senior management and reviewing succession planning;

•	assessing management’s performance against approved business plans;

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

•	promoting the effective operation of the Board;

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•	overseeing the Corporation’s compliance with applicable laws and regulations; and

•

safeguarding shareholders’ equity interests through the effective utilization of the Corporation’s capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board

The Board meets at least once in each quarter, with additional meetings held to consider specific items of business or as deemed necessary. The Board also meets annually to review the Corporation’s annual business plan which includes the Corporation’s long-term strategy. In 2012, there were five regularly scheduled meetings, including one meeting to review the Corporation’s annual business plan and long-term strategy, and three special meetings of the Board to review specific items of business. Five regular meetings including one annual business plan and strategy meeting are scheduled for 2013. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled Board meetings is set by the Chair, with input from the Chief Executive Officer and Chief Financial Officer, prior to circulation to the full Board.

Director Meetings Without Management

Private sessions of the independent directors without management present are held after all regularly scheduled quarterly and, if necessary, special Board meetings, and are chaired by the Chair, who reports back to the Chief Executive Officer on any matters requiring action by management. In 2012, the independent directors held four private sessions. Private sessions of the Committees without management present may also be held after Committee meetings, chaired by the Committee Chair, who reports back to the appropriate executive on any matters requiring action by management.

Size and Composition of the Board

The articles of amendment and the amended and restated by-laws of the Corporation provide that the Board will consist of a minimum of three and a maximum of nine members. The Board currently has 8 directors. The Corporation considers this to be an appropriate number at this time to provide for an effective and efficient Board given the nature of the business and operations of the Corporation.

Independent Directors

The Board has a policy that at least a majority of its directors should be independent directors in order to ensure that the Board’s interests are closely aligned with its shareholders. The following table describes the independence status of the directors proposed as nominees for election at the meeting.

Independence Status of the Nominated Directors
	Independent	Related	Management	Reason for Related Status
Bruce T. Lehman	✓

Patricia M. Newson	✓

Alan Norris		✓	✓	Mr. Norris is President and Chief Executive Officer of the Corporation

Allan S. Olson	✓

Timothy R. Price		✓		Mr. Price is Chairman of Brookfield Funds

David M. Sherman	✓

Robert L. Stelzl	✓

Michael D. Young	✓

The Corporation surveys its directors annually to obtain information necessary to make a determination regarding their independence. Following a review of this information, the Governance and Nominating Committee recommends to the Board a specific determination regarding the directors considered to be independent. On this basis, the Board considers that 6 of the 8 proposed director nominees for election at the 2013 Annual and Special

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Meeting of Shareholders, comprising 75% of the Board, are independent based on the above criteria. All of the proposed director nominees are incumbent directors. The Board considers that, except for the relationships described next, the 6 independent nominees are also free of any interest in or current or recent relationship with the Corporation’s principal shareholder, Brookfield Asset Management: Robert L. Stelzl also serves as an independent director of Brookfield Office Properties, an affiliate of Brookfield Asset Management and the Corporation; Allan S. Olson was a former independent director of Brookfield Office Properties; and Patricia M. Newson was a former director of Brookfield Asset Management.

The other two directors proposed for nomination, Alan Norris and Timothy R. Price, comprising 25% of the Board, are considered to be related directors since they have current or recent interests in or are related to the Corporation or its principal shareholder, Brookfield Asset Management or its affiliates. Mr. Norris is the President and Chief Executive Officer of the Corporation. Mr. Price is Chairman of Brookfield Funds.

Information on each of the 8 proposed nominees for election at the meeting is set out on pages 8 to 11 of this Circular.

Areas of Director Expertise

The Corporation endeavours to ensure that the Board is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise. The results of this survey are reviewed by the Governance and Nominating Committee as a basis for identifying additional areas of expertise to be addressed in recruiting new directors.

Interlocking Directorships

There are no interlocking directorships among the Corporation’s directors.

Director Orientation and Education

New directors are provided with information about the Corporation on their election or appointment to the Board. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s business. Directors are encouraged to suggest topics for discussion or special presentations at regularly scheduled Board meetings and the annual business plan and strategy session. Director dinners are held prior to or immediately following most regularly scheduled Board meetings with senior management present, providing an opportunity for informal discussion and director and management presentations on selected topics of interest.

Board Renewal

The Corporation does not have a mandatory age for the retirement of directors. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board.

Director Expectations

The Board has adopted a Charter of Expectations for Directors, which sets out the Corporation’s expectations in regard to personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the Board or its Committees, bring these to the attention of the Board or Committee Chair and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chairman of the Board if they become unable to attend at least 75% of the Board’s regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the Corporation or their ability to serve as director. This Charter is reviewed annually and a copy is posted on the Corporation’s website, www.brookfieldrp.com, under About Us/Corporate Governance/Committees. Further information on director share ownership requirements is set out under “Director Share / DSU Ownership Requirements” commencing on page 21 of this Circular.

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COMMITTEES OF THE BOARD

The Board believes that its Committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has three Committees:

•	the Audit Committee;

•	the Governance and Nominating Committee; and

•	the Management Resources and Compensation Committee (the “Compensation Committee”).

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by the Board of Directors. The Charters of these Committees and the Position Descriptions of the Committee Chairs can be found on the Corporation’s website, www.brookfieldrp.com, under About Us/Corporate Governance/Committees. It is the Board’s policy that all members of these Committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit Committee, the Governance and Nominating Committee and the Compensation Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents prior to their approval by the full Board and release to the public including, among others, the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor. The Audit Committee meets regularly in private session with the Corporation’s external and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met four times in 2012 and once to date in 2013.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors fees must be the only compensation they, or their firms, receive, directly or indirectly, from the Corporation. The Audit Committee has also adopted a requirement that all its members disclose any form of association with a present or former internal or external auditor of the Corporation, in addition to the current requirement to disclose a professional or employment relationship to the Governance and Nominating Committee for a determination as to whether this association affects the independent status of the director.

At March 15, 2013, the Audit Committee was comprised of the following three directors, Patricia M. Newson (Chair), Bruce T. Lehman and Allan S. Olson. All three directors are independent and meet the additional criteria for independence described above. The Board considers that all three members of the Audit Committee are financially literate (within the meaning of the applicable securities laws), as each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 – Audit Committees, see our 2012 Annual Information Form which is available on SEDAR at www.sedar.com.

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Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess on an annual basis the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relationship with management; to assess the performance of the Board, its Committees and individual directors and to review the Corporation’s statement of corporate governance practices.

The Governance and Nominating Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis. The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors, consisting of questionnaires and a report from the Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for the election to the Board at the annual meeting of shareholders. Candidates are assessed in relation to the criteria established by the Board to ensure it has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and Board effectiveness.

The Governance and Nominating Committee reviews, at least once a year, the composition of the Board’s Committees to ensure that Committee membership complies with the relevant governance guidelines and that the work load for its independent directors is balanced. In doing so, the Committee consults with the Chair of the Board and makes recommendations to the Board, which appoints Committee members. The Corporation’s Chief Executive Officer does not participate in this process.

At March 15, 2013, the Governance and Nominating Committee was comprised of the following three directors, David M. Sherman (Chair), Allan S. Olson and Michael D. Young, all of whom are independent directors. The Governance and Nominating Committee met twice in 2012 and once to date in 2013.

Management Resources and Compensation Committee (the “Compensation Committee”)

The Compensation Committee is responsible for reviewing and reporting to the Board on management resource planning including succession planning and proposed senior management appointments, the job descriptions and annual objectives of its senior executives, the form of executive compensation in general, and the levels of compensation of the Chief Executive Officer and other senior executives. The Committee also reviews the performance of senior management against written objectives and reports thereon to the Board. Further, the Committee reviews and recommends the directors’ compensation.

At March 15, 2013, the Compensation Committee was comprised of the following three directors, Bruce T. Lehman (Chair), Robert L. Stelzl and Michael D. Young, all of whom are independent directors. The Compensation Committee met three times in 2012 and once to date in 2013.

BOARD, COMMITTEE AND DIRECTOR EVALUATION

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its Committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and its Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required.

BOARD AND MANAGEMENT RESPONSIBILITIES

Board Positions

The positions of Chair of the Board and Chief Executive Officer are separate, and are held by Robert L. Stelzl and Alan Norris, respectively. The Board has adopted written position descriptions for the Chair of the Board and Chief Executive Officer, which are summarized below, as well as position descriptions for the Committee Chairs. Mr. Stelzl,

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the current Chair of the Board, is independent. In the event that the Chair of the Board is ever deemed not to be independent, the Board will nominate a Lead Director who is independent to act as the effective leader of the Board. The Board has also adopted a written position description for the Lead Director. All position descriptions are reviewed annually by the Board and posted on the Corporation’s website, www.brookfieldrp.com, under About Us/Corporate Governance/Committees.

The Chair of the Board manages the business of the Board and ensures that the functions identified in its Charter are being carried out effectively by the Board and its Committees. In addition, the Chair of the Board is responsible for the following functions: preparing the agenda for each Board meeting in consultation with the Chief Executive Officer and Chief Financial Officer; ensuring directors receive the information required to perform their duties; ensuring an appropriate Committee structure and making initial recommendations for Committee appointments; ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its Committees and its individual directors; and, working with the Chief Executive Officer and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon in a timely fashion. Finally, the Chair acts as a liaison among the independent directors and the other directors.

The Chief Executive Officer provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the Chief Executive Officer is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation; and, together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The responsibility of management includes safeguarding the Corporation’s assets and long-term shareholder value. In the event that management’s performance is found to be inadequate, the Board has the responsibility to bring about change to enable the Corporation to perform satisfactorily. Brookfield Residential’s governance principles are intended to encourage autonomy and effective decision making on the part of management, while ensuring scrutiny by the Board and its Committees.

The Corporation’s Chief Executive Officer reports to and is accountable to the Board. The President and Chief Executive Officer of the Corporation, Alan Norris, is also a member of the Board. At its meetings, the Board regularly engages in a private session with the Corporation’s most senior executives without other members of management present. The Board also meets independently of all management and related directors at the conclusion of every regularly scheduled Board meeting, under the leadership of the Chair.

Management and other related directors do not sit on any of the Board’s Committees. Members of management and other directors attend Committee meetings at the invitation of the Committee Chairs. The Committees also meet independently of all members of management and related directors at the conclusion of most Committee meetings.

Management Accountability

The Board believes in the importance of developing annual business plans to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective utilization of shareholder capital. A meeting of the Board is held each year which is dedicated to reviewing the strategic initiatives and annual business plan submitted by senior management. The Board’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the annual business plan are reported to and considered by the Board.

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Board and Committee Information

The information provided by management to directors is considered to be important for director effectiveness. In addition to the reports presented to the Board and its Committees at regularly scheduled and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board. Orientation and education is provided for new directors.

COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Corporate Disclosure Policy is reviewed annually by the Board and posted on the Corporation’s website, www.brookfieldrp.com, under About Us/Corporate Governance/Practices.

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic news releases. It also maintains a website that provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting of shareholders and are available to respond to questions at that time. Shareholders who wish to contact the Chair or other Board members can do so directly or through the Corporate Secretary of Brookfield Residential.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls and web casts to discuss the Corporation’s financial results. The Corporation also endeavours to ensure that the media are kept informed of developments on a timely basis, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS

It is the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal requirements. In March 2011, the Board approved a Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation and its subsidiaries. The Code formally sets out standards for behaviour and practice and requires all directors, officers and employees to indicate in writing their familiarity with the Code and their agreement to comply with it, and provides that it will be updated periodically as required to reflect changes in the Corporation’s business activities and evolving standards and practices. The Code is given to all directors, officers and employees when they join the Corporation and directors, officers and employees are required to re-certify to the Code periodically.

The Code is reviewed annually by the Board and will be updated as considered necessary. Compliance with the Code is monitored by the Board through its Audit Committee, which receives regular reports on any compliance issues from the internal auditor.

The Code is posted on the Corporation’s website, www.brookfieldrp.com, under About Us/Corporate Governance/Practices and is filed on SEDAR at www.sedar.com.

PART FOUR — REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

DIRECTOR COMPENSATION

Directors who are not officers of the Corporation are currently entitled to receive an annual director’s retainer of $75,000 (C$74,970). The Chair of the Board receives an additional annual retainer of $75,000 (C$74,970). The Chair of the Audit Committee receives an additional annual retainer of $20,000 (C$19,992), and the Chair of the

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Governance and Nominating Committee and the Chair of the Compensation Committee each receive an additional annual retainer of $10,000 (C$9,996). Directors are required to receive at least 50% of their annual director’s retainer in Deferred Share Units (“DSUs”) until they hold Common Shares or DSUs with a value equal to two times their directors’ annual retainer. Thereafter, directors may elect to receive their annual retainer in either cash or DSUs, or any combination thereof. There are no other regular fees paid to Board members, including any fees for attendance at Board and Committee meetings or for Committee membership. Directors are reimbursed for travel and other out-of-pocket expenses incurred in connection with attending Board or Committee meetings.

The Board, through its Compensation Committee, reviews from time to time the compensation paid to the Corporation’s directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies. Director compensation was first reviewed by the Board in 2011.

In 2012, the directors, excluding Mr. Norris (the President and Chief Executive Officer of the Corporation), collectively earned annual director compensation having a total value of $640,000. This was comprised of cash compensation of $190,000 and DSUs valued at $450,000.

The following table sets out compensation earned during 2012 by the Corporation’s directors:

Director Compensation in 2012

Name	Board Position	Fees Earned in Cash ($)	Share-Based Awards (DSUs) ($)	All Other Compensation ($)	Compensation Total ($)
Bruce T. Lehman	Management Resources and Compensation Committee Chair	10,000	75,000	—	85,000
Patricia M. Newson	Audit Committee Chair	20,000	75,000	—	95,000
Alan Norris(a)		—	—	—	—
Allan S. Olson		37,500	37,500	—	75,000
Timothy R. Price		—	75,000	—	75,000
David M. Sherman	Governance and Nominating Committee Chair	10,000	75,000	—	85,000
Robert L. Stelzl	Chair of the Board	112,500	37,500	—	150,000
Michael D. Young		—	75,000	—	75,000

Total		190,000	450,000	—	640,000

Notes:

(a)	Mr. Norris does not receive any compensation in his capacity as a director of the Corporation. For Mr. Norris’ compensation as President and Chief Executive Officer, see pages 30-32 of this Circular.

The compensation shown above for Mr. Stelzl includes his annual retainer as Chair of the Board. The compensation shown above for Ms. Newson and Messrs. Lehman and Sherman includes their annual retainers as Chair of the Audit Committee, Management Resources and Compensation Committee and Governance and Nominating Committee, respectively, during 2012.

The following tables set out information relating to share-based awards granted to directors during 2012, excluding Mr. Norris whose awards relate to his role as President and Chief Executive Officer and are disclosed under “Compensation of Named Executive Officers” beginning on 33 of this Circular.

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Share Based Awards as at December 31, 2012

Name	Share-Based Awards Deferred Share Units (DSUs) Unvested
	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(a) ($)
Bruce T. Lehman	13,012	232,004
Patricia M. Newson	13,012	232,004
Allan S. Olson	3,616	64,473
Timothy R. Price	7,232	128,947
David M. Sherman	13,012	232,004
Robert L. Stelzl	6,506	116,002
Michael D. Young	13,012	232,004

Notes:

(a)	The market value is the value of the Common Shares at the closing price of the Corporation’s Common Shares on the TSX on December 31, 2012 (being the last trading day of 2012) which was $17.83 (C$17.69 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079).

Share-Based Awards Vested During 2012

Value Vested During 2012(a)
Name	DSUs ($)
Bruce T. Lehman	25,764
Patricia M. Newson	25,764
Timothy R. Price	—
Allan S. Olson	—
David M. Sherman	25,764
Robert L. Stelzl	12,891
Michael D. Young	25,764

(a)	The market value is the value of the Common Shares at the closing price of the Corporation’s Common Shares on the TSX on December 31, 2012 (being the last trading day of 2012) which was $17.83 (C$17.69 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079).

DIRECTOR SHARE / DSU OWNERSHIP REQUIREMENTS

The Board believes that directors can better represent the Corporation’s shareholders if they are shareholders themselves. Accordingly, the Corporation expects that directors should hold Common Shares or DSUs equal in value to at least twice their annual director’s retainer, as established by the Board. This minimum ownership requirement is currently $150,000 (C$149,940). The Corporation considers this minimum ownership requirement to be consistent with best practice. For new directors, this minimum share ownership requirement must be achieved within five years of joining the Board.

Furthermore, independent directors are required to receive at least one-half of their annual director’s retainer in DSUs until the above ownership threshold is reached. Directors may elect to take the other one-half of their annual director’s retainer in the form of either DSUs or cash.

As of March 15, 2013, each of the 8 proposed nominees for election to the Board own Common Shares and DSUs having a market value in excess of the above ownership requirement.

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PART FIVE – REPORT ON EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introductory Note

On October 4, 2010, Brookfield Office Properties, Brookfield Homes and Brookfield Residential entered into a definitive agreement to combine Brookfield Homes and the North American residential land and housing division of Brookfield Office Properties (“BPO Residential”) into Brookfield Residential. The merger closed on March 31, 2011. Given that the Corporation did not become a reporting issuer until March 31, 2011, certain compensation decisions with respect to compensation of the Corporation’s Chief Executive Officer for 2010 were made by the Compensation Committee during May 2011. Compensation decisions for the other Named Executive Officers (defined below) for the 2010 fiscal year were made by their respective predecessor employers prior to March 31, 2011 and are included as necessary in the relevant compensation tables as if made by the Corporation.

Overview

This Compensation Discussion and Analysis (“CD&A”) explains the material elements of the Corporation’s compensation arrangements for the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Corporation (including any of its subsidiaries) at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 (together, the “Named Executive Officers”). It should be read in connection with the Summary Compensation Table and related tables and narrative disclosures under “Compensation of Named Executive Officers” below.

This CD&A addresses the following topics relating to the compensation of the Named Executive Officers:

•	the Compensation Committee mandate and compensation-setting process;

•	an overview of the compensation objectives and related policies;

•	each element of compensation and how the amounts payable under each element are determined; and

•	the compensation decisions and analysis for fiscal 2012.

The Corporation believes that its compensation objectives and approach to executive compensation align the interests of the Named Executive Officers with the long-term interests of shareholders and are appropriate.

Executive Summary

The Management Resources and Compensation Committee (the “Compensation Committee” or “Committee”) of the Board is responsible for discharging the Board’s responsibilities relating to the compensation of the Named Executive Officers.

The Corporation’s objective in setting compensation is to create shareholder value over the long term, represented by the total return on the Corporation’s common shareholders’ equity. Accordingly, the compensation policies for the Named Executive Officers are designed to align their interests with those of the Corporation’s shareholders by providing an overall competitive compensation package with a higher proportion of total compensation derived from the opportunity to participate in the long-term ownership participation plans (“Long-Term Ownership Participation Plans”), as described on page 25 of this Circular. The principal elements of executive compensation for 2012 were:

•	short-term compensation (base salary and annual bonus award); and

•	direct and indirect long-term ownership participation (Options, DSUs and escrowed shares).

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In addition, the Corporation has a profit share and value creation arrangement for certain of its Named Executive Officers. Details of these arrangements are provided on page 27 of this Circular.

The Corporation considers that the total compensation for the Named Executive Officers in respect of the 2012 fiscal year is focused on aligning their interests with those of the Corporation’s shareholders, and is consistent with the Corporation’s overall compensation objectives and the specific policies that are outlined in the CD&A that follows.

COMPOSITION AND MANDATE OF THE COMPENSATION COMMITTEE

The Compensation Committee carries out the responsibilities of the Board in respect of management resources and compensation matters and making recommendations to the Board as appropriate. In particular, the Compensation Committee is responsible for making recommendations to the Board relating to the:

•	compensation of the Corporation’s Named Executive Officers;

•	annual objectives of the Corporation’s Chief Executive Officer;

•	performance of the Chief Executive Officer;

•	administration of the Corporation’s equity and non-equity incentive plans; and

•	review and recommendation of director compensation.

The Compensation Committee has the authority to retain independent compensation advisors. The Compensation Committee did not retain an advisor with respect to the compensation arrangements of the Corporation’s Named Executive Officers in 2012. If the Compensation Committee engages outside consultants in the future, appropriate steps will be taken to ensure they are independent and provide no other services to the Corporation or its management.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. As at March 15, 2013, the Compensation Committee was comprised of the following three directors, Bruce T. Lehman (Chair), Robert L. Stelzl and Michael D. Young, all of whom are independent directors. The Board believes the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate on the basis of having served as members of the Compensation Committee of Brookfield Homes and/or other public companies prior to the merger. Brookfield Homes was listed on the New York Stock Exchange and was subject to comparable compensation requirements and rules that are applicable to Brookfield Residential as a dual-listed issuer on the New York Stock Exchange and Toronto Stock Exchange. The Compensation Committee met three times in 2012 and once to date in 2013. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2012 or to date in 2013.

Compensation decisions are made in the first quarter of the fiscal year, at the time of the approval of the previous year’s financial statements. At this first quarter Compensation Committee meeting, the performance of the Named Executive Officers for the previous fiscal year will be evaluated, annual bonus awards will be granted with respect to performance during that preceding year and long-term ownership participation awards will be granted. Base salaries and profit share grants are approved for the upcoming fiscal year in the fourth quarter. Compensation decisions are approved by the Compensation Committee in an executive session, without management present. In order to fulfill its mandate, the Compensation Committee is provided with a report from management following the end of each year that summarizes the achievements of the Named Executive Officers of the Corporation in relation to the financial goals and other objectives reviewed with the Board at the beginning of the year.

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COMPENSATION PHILOSOPHY AND OBJECTIVES

The Corporation’s objective in setting compensation is to create shareholder value over the long term, represented by the total return on the Corporation’s common shareholders’ equity. This is achieved in large measure by aligning the Named Executive Officers’ interests with those of shareholders by basing a higher proportion of their rewards on ownership of Common Shares or equivalents thereof.

Accordingly, the Corporation’s compensation arrangements are intended to:

•

attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the longer term;

•	foster an environment of teamwork and co-operation that supports long-term decision making;

•	reward consistent performance over the longer term; and

•	be transparent to the employees and shareholders of the Corporation.

In order to achieve the objectives set out above, the Corporation believes that the Named Executive Officers should receive a higher proportion of their total compensation in the form of participation in Long-Term Ownership Participation Plans as described on page 25 of this Circular, and that these arrangements should enable Named Executive Officers to increase their direct and indirect interest in Common Shares over time. This is intended to ensure that a Named Executive Officer’s wealth creation will occur through increases in the value of Common Shares as opposed to the accumulation of cash remuneration, thereby reinforcing the focus on long-term value creation and increasing the alignment with other shareholders of the Corporation.

The Corporation’s executive compensation is based on the relative role and responsibility of the Named Executive Officers as compared to other executive officers within Brookfield Residential, as well as on the Named Executive Officer’s individual performance. This applies equally to all Named Executive Officers, including the Chief Executive Officer. The compensation arrangements for the Named Executive Officers are related to the achievement of the Corporation’s corporate performance objectives, taking into account length of service, level of responsibility and experience of the individual.

BENCHMARK GROUP

The Compensation Committee believes that, while salary and short-term bonuses are elements of compensation that can be accurately benchmarked, the nature of long-term incentives and the many different structures used by organizations make it more difficult to benchmark awards at the time of grant without an understanding of the assumptions used to value the award. Given the Corporation’s emphasis on long-term compensation, which is not the focus of most benchmark surveys, the Compensation Committee has not benchmarked long-term incentive compensation against a comparator group nor has it engaged outside consultants in this regard.

The group of companies used to benchmark short-term compensation for fiscal 2012 was comprised of the following nine publicly-traded homebuilding companies: Beazer Homes USA, Inc., Hovnanian Enterprises, Inc., KB Home, Lennar Corporation, Meritage Homes Corporation, M/I Homes, Inc., PulteGroup, Inc., Standard Pacific Corp. and Toll Brothers, Inc. These companies were selected as being appropriate for the benchmark group on the basis that they are publicly traded homebuilders that are competitors of the Corporation.

COMPENSATION ELEMENTS

The compensation arrangements for the Named Executive Officers are focused on aligning their interests with those of the Corporation’s shareholders and are comprised of two components:

•	short-term compensation (base salary and annual bonus award); and

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•	direct and indirect long-term ownership participation (Options, DSUs and escrowed shares).

In addition, the Corporation has a profit share and value creation arrangement for certain of its Named Executive Officers. Details of these arrangements are provided on page 27 of this Circular.

Short-Term Compensation

Short-term compensation arrangements for the Named Executive Officers consist of a base salary and an annual bonus award. Base salaries are intended to provide the executive with a base level of annual income that is not contingent on Brookfield Residential’s performance. Annual bonus awards are intended to compensate the Named Executive Officers for annual performance as described below. Annual bonus award recommendations are submitted to the Compensation Committee for its consideration by the President and Chief Executive Officer (other than for himself) in the first quarter of the fiscal year, at the time of the approval of the previous year’s financial statements. Base salary and annual bonus awards are approved by the Compensation Committee in an executive session without management present.

Brookfield Residential believes that base salaries and annual bonus awards for the Named Executive Officers should be set below the median level for comparable companies within the homebuilding industry, in return for the opportunity for these individuals to participate at a higher level in the Long-Term Ownership Participation Plans.

Base salaries are reviewed annually to ensure that they reflect the relative contribution of each individual and the principles set forth above. The determination of relative contribution is a subjective evaluation based on an individual’s contribution to creating shareholder value, experience and level of responsibility. No quantitative relative weights are assigned to these factors when setting base salaries.

Bonus awards are reviewed annually and generally range between 50% and 100% of base salary, determined primarily on the Named Executive Officer’s performance in meeting Brookfield Residential’s corporate performance objectives and the principles set forth above. The performance of the Corporation is measured by the achievement of financial and other objectives reviewed at the beginning of the fiscal year. No quantitative relative weights are assigned to these factors when setting annual bonus awards.

In order to further the Corporation’s overall compensation objective of aligning the interests of the Named Executive Officers with those of Brookfield Residential’s shareholders, the Named Executive Officers may elect to receive all or a portion of their annual bonus award in DSUs of the Corporation, as described below under “Long-Term Ownership Participation Plans”.

Long-Term Ownership Participation Plans

The Corporation’s Long-Term Ownership Participation Plans are intended to enable participants to create wealth through increases in the value of the Corporation’s Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation’s long-term financial success, measured in terms of enhanced shareholder value over the long term. Long-term ownership participation is targeted at a higher level for Named Executive Officers with greater responsibility and ability to influence the achievement of Brookfield Residential’s corporate performance objectives.

The Corporation has three Long-Term Ownership Participation Plans for the Named Executive Officers, consisting of (1) a management share option plan (the “Option Plan”), (2) a deferred share unit plan (the “DSU Plan”) and (3) an escrowed stock plan (the “Escrowed Stock Plan”).

Options, DSUs and escrowed shares are used as long-term incentives because:

•

they align the interests of the Named Executive Officers with those of shareholders of Brookfield Residential, foster share ownership, are performance-based and focus the executives on maximizing the total return on the Corporation’s shareholders’ equity; and

•	the minimum five-year period for vesting encourages retention of the Named Executive Officers.

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In addition, the Corporation has a profit share and value creation arrangement for certain of its Named Executive Officers. Details of these arrangements are provided on page 27 of this Circular.

Option Plan

The Option Plan, which is administered by the Board, governs the granting to executives of Options to purchase Common Shares at a fixed price. The Options typically vest 20% at the end of each year commencing on the first anniversary of the date of the award and are exercisable over a 10-year period.

The purpose of the Option Plan is to advance the interests of the Corporation in the following ways: (i) providing management and other eligible persons with additional incentive in lieu of cash remuneration; (ii) encouraging share ownership by eligible persons; (iii) increasing the proprietary interests of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation or its affiliates; and (v) attracting new employees and officers. The Option Plan is administered by the Board in accordance with the Corporation’s compensation policies and the policies of the TSX.

Options are generally granted to executives in February or March of each year as part of the annual compensation review. The number of Options granted to an executive is determined based on his or her level of responsibility and performance and are not generally made with reference to the number of Options previously granted to the executive. Since the annual Option awards are generally made during a blackout period, the effective grant date for such Options is set six business days after the end of the blackout period. The exercise price for such Options is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

The Board, at the recommendation of the Compensation Committee, approves all Option awards. The Compensation Committee recommends the award for the Chief Executive Officer. All other Option awards are recommended by the Chief Executive Officer to the Compensation Committee.

In 2013, the Corporation granted a total of 1,180,000 Options to purchase Common Shares, representing approximately 1.0% of the Corporation’s Common Shares on a fully diluted basis, and none of these Options were exercised.

Deferred Share Unit Plan

The purpose of the DSU Plan is to provide senior executives and directors of the Corporation or its subsidiaries with compensation opportunities that are consistent with shareholder interests.

The DSU Plan provides for the issuance of DSUs, the value of which are equal to the value of a Common Share. The DSU Plan is administered by the Compensation Committee. DSUs awarded to Named Executive Officers vest over periods of up to five years, with the exception of DSUs awarded in lieu of cash bonus awards which fully vest upon cessation of employment through retirement, resignation, termination or death (“separation from service”). DSUs can only be redeemed for cash upon separation from service.

Brookfield Residential’s DSU Plan provides that the Named Executive Officers may, at their option, receive up to 100% of their annual bonus award, if any, in the form of DSUs. The annual bonus award is converted to DSUs based on the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date. Since the annual DSU awards are generally made during a blackout period, the effective grant date for such DSUs is set six business days after the end of the blackout period. The DSU Plan also permits the Compensation Committee to award DSUs to any of the Corporation’s executives in order to further align the recipient’s interests with those of the Corporation’s shareholders. An executive who holds DSUs will receive additional DSUs if dividends are paid on the Common Shares, on the same basis as if the dividends were reinvested. In 2012, the Named Executive Officers did not receive any additional DSUs under this feature as no dividends were paid on the Common Shares. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the Corporation’s Common Shares at the time of redemption.

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Escrowed Stock Plan

The Corporation’s Board of Directors approved the Escrowed Stock Plan on June 16, 2011. The Escrowed Stock Plan is intended to incent and retain Alan Norris, the President and Chief Executive Officer of the Corporation, for an extended period of time and to further align his interests with those of other shareholders in a manner that is less dilutive than alternative Long-Term Ownership Participation Plans. Accordingly, awards under the Escrowed Stock Plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. Furthermore, the number of Common Shares issued under the Escrowed Stock Plan will be more than offset by the Common Shares purchased in the open market or privately at the time of the initial grant as described below.

Under the Escrowed Stock Plan, a private company (the “Holdco”) is capitalized with common shares (the “escrowed shares”) and preferred shares issued to the Corporation for cash proceeds. The Holdco uses its cash resources to purchase Common Shares of the Corporation on the open market or privately. On June 23, 2011, the initial proceeds were used to purchase 2 million Common Shares of the Corporation from Brookfield Asset Management with 75% of the escrowed shares granted to Mr. Norris. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Corporation in exchange for the issuance of Common Shares from treasury of the Corporation, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the Holdco less the net liabilities and preferred share obligations of the Holdco. The Holdco will then be immediately wound up or merged into the Corporation and the Common Shares held by the Holdco will be cancelled, resulting in a net reduction in the total number of Common Shares issued and outstanding. The market value of the Common Shares being issued by the Corporation and those held by the Holdco will be based on the volume-weighted average price of a Common Share on the NYSE on the date of the exchange. Dividends paid to the Holdco on the Common Shares acquired by the Holdco, if any, will be used to pay dividends on the preferred shares which are held by the Corporation. The Common Shares acquired by a Holdco will not be voted.

Non-Equity Incentive Plans

The Corporation has a profit share and value creation arrangement for two of the Named Executive Officers of the Corporation (Messrs. Harvie and Dutczak) who previously held operating roles with BPO Residential prior to the merger. These arrangements are similar to the arrangements in place for senior operating management described on page 31 of this Circular, but with rewards based on the performance of the Corporation rather than a particular business unit. These arrangements were designed to motivate, retain, and attract individuals of exceptional ability in a manner that is consistent with the interests of the Corporation’s shareholders. The arrangements provide for participation in the net income of the Corporation, after a cost of capital charge is covered. In addition, the arrangements permit the executives to participate in the economic value added to the Corporation as a percentage of base salary (up to a maximum of 75%). Messrs. Harvie and Dutczak earned a total of $1.4 million under these arrangements in 2012. Amounts earned under the arrangements generally vest over a period of three years. For 2013, the Corporation’s other Named Executive Officers (other than the Chief Executive Officer) will be eligible to participate in the profit share arrangement outlined above.

Other Compensation

As outlined above, annual salary, bonus and participation in Long-Term Ownership Participation Plans are the primary elements of total compensation for the Named Executive Officers. Named Executive Officers also participate in perquisites generally on the same basis as all employees as described below.

Group Benefits

All employees participate in health, dental and insurance plans which vary by local market.

Retirement Savings Plan

All employees are eligible to receive an annual contribution to a registered retirement savings plan in either a lump sum or as an equivalent to a percentage of their base salary based on local market practice. There are no defined benefit plans in place for any of the Named Executive Officers.

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Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements or employment contracts with its Named Executive Officers.

In general, there are no incremental entitlements triggered by termination, resignation, retirement or a change in control under the Corporation’s Long-Term Ownership Participation Plans. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board depending on the circumstances.

Options

Upon retirement, vesting of Options cease and unvested Options are cancelled. Upon termination without cause, unvested Options are cancelled and vested Options continue to be exercisable for 60 days following such termination. Any other termination, including resignation and continuous leave of absence, results in all vested and unvested Options being cancelled. Additionally, upon authorized continuous leave of absence, including disability, unvested Options are cancelled and vested Options continue to be exercisable for 60 days following such termination. Upon death, Options continue to vest and are exercisable for six months from the date of death after which all unexercised Options are cancelled.

DSUs

Upon termination of a senior executive participant in the DSU Plan, the participant is entitled to receive all vested DSUs and 100% of unvested DSUs granted in connection with incentive bonuses. In the event of death, all DSUs held by the participant become fully vested.

Upon termination, retirement or death of a director participant in the DSU Plan, all DSUs held by the director become fully vested.

Escrowed Shares

Pursuant to the Escrowed Stock Plan, upon termination of Mr. Norris without cause, including resignation, retirement, death and disability, unvested shares will be subject to purchase by the Corporation for nominal value. Upon termination for cause, all of the escrowed shares, including vested shares, will be subject to purchase by the Corporation for nominal value.

INCENTIVE AND EQUITY-BASED COMPENSATION EMPLOYMENT POLICIES AND GUIDELINES

The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity ownership over the longer term. Details of these policies and guidelines follow.

Share Ownership Guidelines

The Corporation’s Chief Executive Officer and Chief Financial Officer are required to hold Common Shares or DSUs with a value equal to five times their base salary, based on the market value of the Common Shares and DSUs held, to be attained within five years of his or her appointment.

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive in Common Shares, including their participation in Long-Term Ownership Participation Plans, unless such transactions are executed and disclosed in full compliance with all applicable regulations and have been previously approved by the Chief Financial Officer and Chief Executive Officer of the Corporation and, if appropriate, the Compensation Committee. To date, no executive has hedged the economic value of their direct or indirect interests.

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REPORT ON 2012 COMPENSATION

The Report on 2012 Compensation, presented to the Compensation Committee in February 2013, detailed the compensation arrangements for the Named Executive Officers. The report, which is prepared by the Chief Executive Officer, summarized the total 2012 compensation, including proposed Bonus and 2013 Long-Term Ownership Participation Plan awards as well as the approved 2013 Base Salaries. The report also presented a benchmarking analysis for short-term compensation using the nine publicly-traded homebuilding companies in the Corporation’s benchmark group referenced previously in this Circular. In addition, the report contained a summary of Option awards to all executives as recommended by management. The Compensation Committee has determined that these arrangements were reasonable and appropriately rewarded executives.

The Compensation Committee reported its conclusions with respect to the foregoing to the Board on February 12, 2013. The Compensation Committee reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Philosophy and Objectives” on page 24 of this Circular and support the creation of shareholder value over the longer term as well as the attraction and retention of executives who make decisions with a long-term view.

The following summarizes compensation decisions made with respect to (i) base salary and annual bonus awards for the 2012 fiscal year and (ii) 2013 long-term ownership participation awards.

Short Term Compensation

Base salaries for fiscal 2013 were set in the fourth quarter of 2012 and annual bonus awards for fiscal 2012 were approved in the first quarter of 2013. In setting annual bonus awards for 2012, the Compensation Committee considered in particular, the following:

•

In 2012, the Named Executive Officers had advanced the long-term business strategy in a manner consistent with the creation of value for shareholders over the longer term and had contributed to the overall performance of the Corporation as more particularly outlined below under “Compensation Awarded – Chief Executive Officer” on page 30 of this Circular;

•

The base salaries and annual bonus awards of between $480,192 and $1,000,400 for the Named Executive Officers were below the median base salaries and annual bonus awards earned by executives holding similar positions at comparable companies in the Corporation’s benchmark group within the homebuilding industry; and

•	The contribution, experience and level of responsibility of each individual.

In addition, the bonus award for each Named Executive Officer took into account the relative contribution of each individual in meeting the Corporation’s corporate performance objectives outlined above. The determination of relative contribution was a subjective evaluation based on the individual’s experience and level of responsibility. For 2012, this resulted in bonus awards for the Named Executive Officers ranging between 60% and 135% of such individuals’ base salary.

Long-Term Ownership Participation Plans

Option awards were granted in the first quarter of 2013 based on the Compensation Committee’s consideration of the Corporation’s overall compensation objectives. 830,000 Options were granted to three Named Executive Officers (representing 70% of all Options granted to the Corporation’s employees). The Options were granted on a discretionary basis as a multiple of base salary based on the contribution, experience and level of responsibility of the Named Executive Officer and to motivate them to maximize the total return on our common shareholders’ equity over the long term. No quantitative relative weights were assigned to these factors when setting Option awards.

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In addition, long-term non-equity incentive plan awards of $1.4 million were made to Messrs. Harvie and Dutczak in accordance with the terms of profit share and value creation arrangements described elsewhere in this Circular.

Compensation Awarded—Chief Executive Officer

Annual Compensation

The performance of Mr. Norris, the President and Chief Executive Officer of the Corporation, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, Mr. Norris must present to the Board an annual business plan that incorporates both short-term and long-term objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to implementation of the long-term business strategy.

The determination of Mr. Norris’ bonus and long-term ownership participation awards is not formulaic but instead is based on the Board’s assessment of the specific actions taken during the year to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to developments during the year that were not foreseen.

The Compensation Committee determined that for 2012 Mr. Norris and the Corporation’s senior management team had advanced the long-term business strategy in a manner consistent with creation of value for shareholders over the longer term and had met the objectives set at the beginning of the year. Major achievements in 2012 included:

•	Generating net operating income from normal recurring operations of $129 million;

•

Successfully executed our capital plan. In addition to issuing approximately $227 million of common equity, we completed an offering of $600 million aggregate principal amount of eight-year Senior Unsecured Notes at 6.5%; and

•

Executed several key strategic initiatives, including a joint venture with the California State Teachers’ Retirement System to develop a 370-acre parcel of land in northwest Calgary and the acquisition of the Playa Vista Community in Los Angeles, California.

Taking into account Mr. Norris’ overall performance as described above, on February 12, 2013, the Board, on the recommendation of the Compensation Committee, awarded Mr. Norris an annual bonus award of $500,200. 550,000 options valued at $3.6 million were also granted to Mr. Norris.

In addition to the above, Mr. Norris earned a base salary for 2012 of $500,200. Mr. Norris also received an annual lump sum contribution to a retirement savings plan, which for 2012 was $2,001. Mr. Norris’ participation in this retirement savings plan is on the same basis as all other Canadian employees of the Corporation, and Mr. Norris does not have any entitlement to future pension benefits or other post-employment benefits from the Corporation.

Other Chief Executive Officer Compensation—2011

Separate from the annual compensation decisions made with respect to the 2012 and 2011 fiscal years for Mr. Norris and given that the Corporation did not become a reporting issuer until March 31, 2011, certain compensation decisions with respect to the compensation of Mr. Norris for 2010 were made by the Compensation Committee in May 2011. At this Compensation Committee meeting, the Committee reviewed and approved the following long-term ownership participation awards for Mr. Norris in connection with his appointment as President and Chief Executive Officer of the Corporation: 1,000,000 Options and a participation in the Escrowed Stock Plan. The awards were made in order to further align Mr. Norris’ interests with those of shareholders upon his appointment as President and Chief Executive Officer of the Corporation.

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In determining the long-term ownership participation awards, the Committee also considered that Mr. Norris was party to an incentive plan arrangement that was assumed by the Corporation in the merger. The incentive plan provided Mr. Norris with a future payment, based on the value created within certain predecessor entities. The Committee determined that to better align Mr. Norris’ interests with those of the Corporation’s shareholders, Mr. Norris exchange his right, title and interest in and to the incentive plan for 1,250,000 deferred share units of the Corporation of equivalent value. These DSUs vest over a period of five years from the date of grant.

Details on the components of the compensation paid to Mr. Norris and the other Named Executive Officers for 2012 are set out in the Summary Compensation Table on page 34 of this Circular.

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an environment that encourages a focus on long-term value creation, Mr. Norris has accumulated a number of ownership interests in the Corporation in the form of DSUs, Options and escrowed shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Norris’ interests with shareholders, Mr. Norris owns a number of Common Shares of the Corporation.

Relationship of Executive Compensation to Share Performance

Since a significant proportion of the annual value of compensation awarded to Mr. Norris and the other Named Executive Officers is given in long-term compensation, the actual value of this compensation, which is earned over time, will be dependent upon the performance of the Corporation’s Common Shares.

In addition, the actual value of the compensation awarded to the Named Executive Officers is further aligned with the performance of the Corporation’s Common Shares as a result of the vesting provisions whereby Option awards vest over a five-year period and escrowed share awards do not vest until the end of a five-year period, and the potential for reinvestment of Bonuses into DSUs which are not redeemable until retirement.

Compensation Policies and Risk Management

The Compensation Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when determining rewards for its Named Executive Officers. In assessing risk for the 2012 fiscal year, the Compensation Committee determined that the compensation arrangements for the Named Executive Officers do not create risks that are reasonably likely to have a material adverse effect on the Corporation. Compensation is comprised of short-term compensation (base salary and annual bonus award) and direct and indirect long-term ownership participation (Options, DSUs and escrowed shares). These employees participate in the creation of shareholder value over the long term, aligning their interests with those of our shareholders. Further, compensation of these employees is discretionary.

Senior Operating Management Arrangements

Certain senior operating employees of the Corporation are entitled to participate in the Senior Operating Management Participation arrangements. These arrangements were established to motivate, retain and attract individuals of exceptional ability in a manner that is consistent with the interests of the Corporation’s shareholders. The arrangements provide for participation in the net income of the local business unit by each local management team, after a cost of capital charge is covered. In addition, the arrangements permit eligible employees to participate in the economic value added to their business unit as a percentage of base salary (up to a maximum of 75%). For 2012, 42 participants earned a total of $11.6 million pursuant to these arrangements. Amounts earned under these arrangements generally vest over a period of three years.

Conclusion

The Compensation Committee is satisfied that Brookfield Residential’s compensation philosophy, policies and practices support the Corporation in achieving its long-term strategic objectives and are effective in attracting and retaining executives who make decisions that are aligned with these strategic objectives. The Compensation

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Committee is satisfied that the compensation practices of the Corporation (i) reward the executives for performance over the long term in a manner that places an appropriate emphasis on risk management, and encourages, and appropriately matches rewards with, long-term value creation, (ii) are simple and transparent, (iii) encourage executives to build equity and align their interests with those of shareholders in a meaningful way, (iv) do not provide for excessive termination or change in control benefits, and (v) support effective succession planning.

On behalf of the Compensation Committee,

• Bruce T. Lehman — Chair	• Robert L. Stelzl	• Michael D. Young

PERFORMANCE GRAPHS

Common Shares (NYSE)

The following shows the cumulative total shareholder return for the Corporation’s common shares trading on the NYSE (assuming re-investment of dividends) since the commencement of trading on April 1, 2011, in comparison with the cumulative total return of the S&P 500 Index.

	1-Apr-11	31-Dec-11	31-Dec-12
S&P 500 Index	$100	$95.93	$111.28
Brookfield Residential Properties	$100	$64.23	$147.53

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Common Shares (TSX)

The following shows the cumulative total shareholder return for the Corporation’s common shares trading on the TSX (assuming re-investment of dividends) since the commencement of trading on April 1, 2011, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	1-Apr-11		31-Dec-11		31-Dec-12
S&P/TSX Composite Total Return Index	C$	100	C$	86.37	C$	92.58
Brookfield Residential Properties	C$	100	C$	67.90	C$	148.66

The Corporation’s Common Shares began trading the Toronto Stock Exchange and New York Stock Exchange on April 1, 2011.

See “Relationship of Executive Compensation to Share Performance” on page 31 of this Circular for information on the relationship of executive compensation to the Corporation’s share performance.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table that follows sets out the compensation paid to the Chief Executive Officer, Chief Financial Officer and the other three Named Executive Officers for the years ended December 31, 2012 and 2011. With the exception of the Chief Financial Officer, the Named Executive Officers are all remunerated in Canadian dollars. However, in order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 to US$1.0004, which was the average exchange rate for 2012, unless otherwise noted.

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Summary Compensation Table

			Annual Variable Incentive Plan Awards
			Non-Equity Incentive Plan		Share-Based Awards		Option- Based Awards
Name and Principal Position	Year	Annual Base Salary ($)	Annual Cash Bonus(a) ($)	Long-Term Incentive Plans (b) ($)	Deferred Share Units (DSUs)(c) ($)	Escrowed Shares(d) ($)	Options(c)(f)(g) ($)	All Other Compensation(h) ($)	Total Compensation ($)
Alan Norris(i) President and Chief Executive Officer	2012	500,200	500,200	—	—	—	1,853,500	2,001	2,855,901
	2011	500,200	375,150	—	—	4,942,358	3,740,000	2,001	9,559,709

Craig J. Laurie Executive Vice President and Chief Financial Officer	2012	370,000	—	—	500,000	—	539,200	11,300	1,420,500
	2011	350,000	—	—	262,500	—	751,680	11,100	1,375,280

David Harvie Executive Vice President, Corporate Development	2012	300,120	180,072	708,657	—	—	—	—	1,188,849
	2011	290,116	188,575	440,557	—	—	—	2,001	921,249

Michael Dutczak Executive Vice President, Special Situations	2012	300,120	180,072	708,657	—	—	—	—	1,188,849
	2011	290,116	88,535	440,557	100,040	—	—	2,001	921,249

Shane D. Pearson Senior Vice President & Corporate Counsel	2012	240,096	300,120	—	—	—	337,000	8,063	885,279
	2011	195,078	100,040	—	—	—	548,100	8,801	852,019

Notes:

(a)	Each Named Executive Officer is awarded an annual cash bonus which, for 2012, Mr. Laurie elected to receive all in DSUs as opposed to cash. For 2011, Mr. Laurie elected to receive all and Mr. Dutczak elected to receive a portion in DSUs as opposed to cash.
(b)	These amounts represent amounts earned under the Corporation’s profit sharing and value creation arrangements applicable to Messrs. Harvie and Dutczak.
(c)	The DSU awards in this column for 2012 and 2011 were granted on February 25, 2013 and February 24, 2012, respectively. The DSU awards are issued in lieu of a cash bonus, at the election of the individual. The DSUs were awarded at a price of $20.99 and $10.37, respectively for 2012 and 2011, being the volume weighted average price of Common Shares on the NYSE for the 5 days preceding the respective grant date.
(d)	The value awarded under the Escrowed Stock Plan considers the stock market price of the Common Shares at the time of the award and the potential increase in value assuming a hold of 7.5 years, a volatility of 39.2%, a risk free rate of 2.2% and a dividend growth rate of 0%. This value has been discounted by 30% to reflect the delayed vesting until the fifth anniversary of the award. The compensation fair value of this award was 34% of the grant price of $9.64.
(e)	For 2012, these amount represents the value of the Options issued on the grant date (February 24, 2012) derived by application of the Black Scholes option pricing model, assuming a hold of 7.5 years, a volatility of 38.5%, a risk free rate of 1.4% and a dividend growth rate of 0%. This value has been discounted by 25% to reflect the five-year vesting provisions of the Option Plan. The compensation fair value of this award was 32% of the grant price of $10.37.
(f)	For Mr. Norris, the 2011 amount represents the value of the Options issued on the grant date (May 13, 2011) derived by application of the Black Scholes option pricing model, assuming a hold of 7.5 years, a volatility of 41.0%, a risk free rate of 2.5% and a dividend growth rate of 0%. This value has been discounted by 25% to reflect the five-year vesting provisions of the Option Plan. The compensation fair value of this award was 36% of the grant price of $10.38.
(g)	For Messrs. Laurie and Pearson, the 2011 amounts represent the value of the Options issued on the grant date (February 16, 2011) derived by application of the Black Scholes option pricing model, assuming a hold of 7.5 years, a volatility of 71.0%, a risk free rate of 3.4% and a dividend growth rate of 0%. This value has been discounted by 25% to reflect the five-year vesting provisions of the Option Plan. The compensation fair value of these awards was 53% of the grant price of $19.22.
(h)	These amounts represent annual retirement savings contributions.
(i)	In connection with his appointment on March 31, 2011 as President and Chief Executive Officer of the Corporation, Mr. Norris was granted 1,000,000 Options and a participation in the Corporation’s Escrowed Stock Plan on June 23, 2011. Mr. Norris also received 1,250,000 DSUs in exchange for his right, title and interest in and to an incentive plan arrangement assumed by the Corporation in the merger.

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Narrative Disclosure to Summary Compensation Table Awards—2011

Given that the Corporation did not become a reporting issuer until March 31, 2011, certain compensation decisions with respect to the compensation of Mr. Norris for 2010 were made by the Compensation Committee in May 2011. At this Compensation Committee meeting, the Committee reviewed and approved the following long-term ownership participation awards for Mr. Norris in connection with his appointment as President and Chief Executive Officer of the Corporation: 1,000,000 Options and a participation in the Escrowed Stock Plan. The awards were made in order to further align Mr. Norris’ interests with those of shareholders.

In determining the long-term ownership participation awards, the Committee also considered that Mr. Norris was party to an incentive plan arrangement that was assumed by the Corporation in the merger. The incentive plan provided Mr. Norris with a future payment, based on the value created within certain predecessor entities. The Committee determined that to better align Mr. Norris’ interests with those of the Corporation’s shareholders, Mr. Norris exchange his right, title and interest in and to the incentive plan for 1,250,000 DSUs of the Corporation of equivalent value. These DSUs vest over a period of five years from the date of grant.

Incentive Plan Awards

The following three tables show for each Named Executive Officer (i) vested and unvested unexercised Options and unvested DSU and escrowed share awards outstanding at December 31, 2012, (ii) the details of each Option outstanding, and (iii) the value of all Option, share-based awards and non-equity plan compensation which vested during 2012.

Option Awards and Share-Based Awards at December 31, 2012

			Share-Based Awards
	Option Awards(a) Vested and Unvested		Deferred Share Units (DSUs)(a) Unvested		Escrowed Shares Unvested
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised Options(b) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(c) ($)	Number of Securities Underlying Escrowed Shares (#)	Market Value of Escrowed Shares(d) ($)
Alan Norris	1,550,000	11,553,018	1,000,000	17,830,000	1,500,000	13,008,000
Craig J. Laurie	458,311	2,783,509	35,304	629,470	—	—
David Harvie	—	—	—	—	—	—
Michael Dutczak	—	—	9,643	171,935	—	—
Shane D. Pearson	310,576	2,544,195	4,664	83,159	—	—

Notes:

(a)	These values do not include the most recent Option and DSU awards made to the Named Executive Officers on February 25, 2013.
(b)	The market value is the amount by which the value of the Common Shares at the date shown exceeded the exercise price of the Options. The closing price of the Corporation’s Common Shares on the TSX on December 31, 2012 (being the last trading day of 2012) was $17.83 (C$17.69 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079).
(c)	Values are calculated using the closing price of the Corporation’s Common Shares on the TSX on December 31, 2012 (being the last trading day of 2012) of $17.83 (C$17.69 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079).
(d)	The value of the escrowed shares is equal to the value of the Common Shares held by the Holdco less the net liabilities and preferred share obligations of the Holdco. No escrowed shares have vested.

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Outstanding Option Awards as at December 31, 2012

Options

	Options
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Options Exercise Price ($)	Options Expiration Date	Market Value of Unexercised Options at December 31, 2012 ($)(a)
Alan Norris President and Chief Executive Officer	1,000,000	$10.38	May 13, 2021	7,450,000
	550,000	$10.37	February 24, 2022	4,103,000

	1,550,000			11,553,018

Craig J. Laurie Executive Vice President and Chief Financial Officer	224,881	$10.76	October 4, 2020	1,589,909
	73,430	$19.22	February 16, 2021	—
	160,000	$10.37	February 24, 2022	1,193,600

	458,311			2,783,509

David Harvie Executive Vice President, Corporate Development	—	—	—	—
Michael Dutczak Executive Vice President, Special Situations	—	—	—	—
Shane D. Pearson Senior Vice President and Corporate Counsel	84,139	$3.46	February 2, 2019	1,209,077
	45,894	$9.60	February 9, 2020	377,708
	53,543	$19.22	February 16, 2021	—
	27,000	$10.00	March 31, 2021	211,416
	100,000	$10.37	February 24, 2022	746,000

	310,576			2,544,201

Notes:

(a)	The market value of the Common Shares under option is the amount by which the closing price of the Corporation’s Common Shares on December 31, 2012 exceeded the exercise price of the Options. All values are calculated using the closing price of Common Shares on December 31, 2012 on the TSX. The closing price of the Common Shares on the TSX on December 31, 2012 was $17.83 (C$17.69 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079).

Incentive Plan Awards Vested During 2012

	Value Vested During 2012
Named Executive Officer	Options(a) ($)	DSUs(a) ($)	Non-Equity Incentive Plan Compensation – Value Earned During 2012(b)
Alan Norris	1,490,000	4,457,500	—
Craig J. Laurie	317,982	44,536	—
David Harvie	—	—	708,657
Michael Dutczak	—	—	708,657
Shane D. Pearson	392,615	83,163	—

Notes:

(a)	All values are calculated using the closing price of Common Shares on December 31, 2012 on the TSX. The closing price of the Common Shares on the TSX on December 31, 2012 was $17.83 (C$17.69 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079).
(b)	Represents amounts earned under the Corporation’s profit sharing and value creation arrangements applicable to Messrs. Harvie and Dutczak. Amounts earned generally vest over a period of three years.

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SECURITY-BASED COMPENSATION ARRANGEMENTS

The Corporation’s only current security-based compensation arrangement is the Option Plan. The Option Plan was approved by the Board and its sole shareholder at the time on March 28, 2011 and approved by the holders of Common Shares at the Annual and Special Meeting of Shareholders held on May 8, 2012. The Option Plan provides for the issuance of up to 7,000,000 Common Shares (representing approximately 5.9% of the Corporation’s issued and outstanding Common Shares), of which 4,889,127 Options (representing approximately 4.1% of the Corporation’s issued and outstanding Common Shares) had been granted but not yet exercised as at March 15, 2013.

The Corporation has an Escrowed Stock Plan which is not considered to be a Security-Based Compensation Arrangement because it does not result in a net issuance of Common Shares from treasury.

Dilution of Common Shares

Options Outstanding as a Percentage of Issued and Outstanding Common Shares
2012
Option Plan	4.1%

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Corporation’s Option Plan as of the fiscal year ended December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by securityholders
Management Share Option Plan	3,784,187	$9.97	2,716,574

The Board establishes the exercise price of each Option at the time it is granted, which may not be less than the closing price of a Common Share on the last trading day preceding the date of the grant on the New York Stock Exchange, except as described in the following sentence. For Options granted under the Option Plan during a blackout period, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of Common Shares for the five business days preceding the effective grant date.

The following is a summary of the other key provisions of the Option Plan. Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate. The number of Common Shares issuable to insiders, or issued in any one year to insiders, under all the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. All Option grants are approved by the Board on the recommendation of the Compensation Committee. The Board determines the vesting period for each Option grant, which is 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each Option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a blackout period in which case the expiry date is ten days after the blackout period ends.

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The Option Plan sets out provisions regarding the exercise and cancellation of Options following a change in the employment status of a plan participant. In general, all vested Options must be exercised and all unvested Options are cancelled on a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause or in the case of an authorized leave of absence due to disability, vested Options must be exercised within 60 days following the termination date; in the event of retirement, vested Options continue to be exercisable until the applicable expiry date; and in the event of death, all granted Options continue to vest and be exercisable for six months following death. The Option Plan also contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Common Shares issuable under the Option Plan, lengthens the period of time after a blackout period during which Options may be exercised, reduces the exercise price, expands insider participation, extends the term of an insider’s Option beyond its expiry date, adds a provision which results in participants receiving Common Shares for no compensation to the Corporation, or other amendments required by law to be approved by shareholders. The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Common Shares issued pursuant to the exercise of Options under the Option Plan.

The Corporation has established a number of policies related to its equity-based compensation plans to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Incentive and Equity-Based Compensation Employment Policies and Guidelines” on page 28 of this Circular.

PENSION AND RETIREMENT BENEFITS

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible senior executives receive an annual contribution from the Corporation to their registered retirement savings or 401(k) plans either as a lump sum or an amount equal to a percentage of their annual base salary, subject to the relevant annual contribution limits, and generally on the same basis as all employees. There are no predefined termination or post-termination payments, changes in control arrangements or employment contracts for the Corporation’s senior executives.

PART SIX — OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The directors, officers and employees of the Corporation and its subsidiaries did not have any debt outstanding to the Corporation as at March 15, 2013.

AUDIT COMMITTEE

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees, including the Committee’s Charter, can be found in the Corporation’s Annual Information Form under the heading “Audit Committee Information”, which is posted on the Corporation’s website, www.brookfieldrp.com, under Investors/Other Disclosure Reports and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents”.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ insurance with an annual policy limit of $49,980,007 (C$50,000,000) subject to a corporate deductible of $499,800 (C$500,000) per loss. Under this insurance coverage, the Corporation is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Corporation and is currently $102,683 (C$102,729) annually.

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AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or company, upon request to the Corporate Secretary of the Corporation, with a copy of this Circular and: (i) the most recent Annual Information Form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; (ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2012, including the report of the external auditor thereon; (iii) the Annual Report of the Corporation for its most recently completed fiscal year, which includes management’s discussion and analysis of financial condition and results of operations (“MD&A”); and (iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year. Financial information on the Corporation is provided in its comparative financial statements and MD&A for its most recently completed financial year.

Requests for the above-mentioned disclosure documents can be made to the Corporation by mail at 4906 Richard Road SW, Calgary, Alberta, T3E 6L1, by telephone at (403) 231-8900, by facsimile at (403) 231-8960, or by e-mail at investorrelations@brookfieldrp.com. These documents and additional information related to the Corporation are also available on the Corporation’s website, www.brookfieldrp.com, and on SEDAR at www.sedar.com.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

Calgary, Canada	SHANE D. PEARSON
March 25, 2013	Corporate Secretary

Brookfield Residential Properties Inc. | 2013 Management Information Circular	39

APPENDIX A

CHARTER OF THE BOARD OF DIRECTORS

February 2013

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Residential Properties Inc. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer (“CEO”). In doing so, the Board acts at all times with a view to the best interests of the Corporation.

The Board is elected by the Corporation’s shareholders to oversee management, with the objective of advancing the best interests of the shareholders by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates.

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Corporation’s performance. In addition to the general supervision of management, the Board performs the following functions:

(a)	strategic planning – overseeing the strategic planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

(b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

(d)	senior management – overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

(e)	communications and disclosure policy – adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(f)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(g)	internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(h)	compliance – overseeing the Corporation’s compliance with applicable laws and regulations and the processes that are in place to safeguard the Corporation’s asset and manage material risks; and

(i)	maintaining integrity – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with its Code of Business Conduct and Ethics.

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3.	COMPOSITION AND PROCEDURES

(a)	Size of Board and selection process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or as set forth in the by-laws of the Corporation. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b)	Qualifications – Directors are to have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

(c)	Director orientation – The Corporation’s management team is responsible for providing orientation and education for new directors in order to familiarize them with their responsibility as directors under applicable law and the applicable stock exchanges and with the Corporation and its strategic plans, significant accounting and risk management issues, financial status, compliance programs, Code of Business Conduct and Ethics, Charter of Expectations for Directors, senior management and internal and independent auditors.

(d)	Meetings – The Board holds at least four scheduled meetings a year plus one to review the Corporation’s strategic plan. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board (the “Chair”) discusses agenda items for the meeting with the CEO, the Chief Financial Officer and the Lead Director. Materials for each meeting are distributed to the directors in advance of the meetings. The Chair, CEO or Committee Chair (as defined herein) may from time to time invite corporate officers, other employees and advisors to attend Board or committee meetings whenever deemed appropriate.

At the conclusion of each regularly scheduled meeting, the independent directors meet without management and non-independent directors present. The directors will appoint a lead director (the “Lead Director”) to chair these meetings where the Chair is not an independent director.

Directors are expected to attend, in person or via tele—or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a Director’s absence from a meeting is unavoidable, the Director should, as soon as practicable after the meeting, contact the Chair, the chair of such respective committee (the “Committee Chair”), the CEO, or the secretary of the Corporation (the “Corporate Secretary”) for a briefing on the substantive elements of the meeting. Directors are encouraged to attend the annual meeting.

(e)	Committees – The Board has established the following committees to assist it in discharging its responsibilities: Audit, Governance and Nominating, and Management Resources and Compensation. Special committees may be established from time to time to assist the Board in connection with specific matters. The Committee Chair reports to the Board following meetings of the committee. The terms of reference of each committee are reviewed annually by the Board.

(f)	Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. In addition, each committee assesses its performance annually.

(g)	Compensation – The Management Resources and Compensation Committee recommends to the Board the compensation for non-management directors. In reviewing the adequacy and form of compensation, the committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the shareholders.

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(h)	Access to independent advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation with respect to any matters subject to its authority. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Corporation.

(i)	Contact with the Board – Any shareholder may contact the Board by e-mail or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation’s accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the respective Committee Chair.

(j)	Charter of expectations – The Board has adopted a Charter of Expectations for Directors which specifies the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest and resignation events.

This Charter of the Board was reviewed and approved by the Board on February 12, 2013.

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Brookfield Residential Properties Inc.

CORPORATE OFFICE	REGIONAL OFFICES

Calgary	CANADA	CALIFORNIA, U.S.	CENTRAL AND EASTERN U.S.

4906 Richard Rd. SW Calgary, Alberta T3E 6L1 Tel: 403.231.8900 Fax: 403.231.8960	ALBERTA	San Francisco Bay Area 500 La Gonda Way, Suite 100 Danville, CA 94526 Tel: 925.743.8000 Fax: 925.743.8050	Washington DC Area 8500 Executive Park Avenue Fairfax, VA 22031 Tel: 703.270.1400 Fax: 703.270.1401
Calgary 4906 Richard Rd. SW Calgary, Alberta T3E 6L1 Tel: 403.231.8900 Fax: 403.231.8960

	Edmonton 10414 103rd Avenue, Suite 200 Edmonton, AB T5J OJ1 Tel: 780.423.1910 Fax: 780.421.4653	Orange / Los Angeles Ventura County 3090 Bristol Street, Suite 200 Costa Mesa, CA 92626 Tel: 714.427.6868 Fax: 714.427.6869	Denver, Colorado 188 Inverness Drive West Suite 150 Englewood, CO 80112 Tel: 303.706.9451 Fax: 303.706.9453

ONTARIO

San Diego / Riverside County

12865 Pointe Del Mar,

Suite 200

Del Mar, CA 92014

Tel: 858.481.8500

Fax: 858.794.6185

Sacramento

2271 Lava Ridge Court,

Suite 220

Roseville, CA 95661

Tel: 916.783.1177

Fax: 916.783.1161

Austin, Texas 9737 Great Hills Trail Suite 260 Austin, TX 78759 Tel: 512.391.1330 Fax: 512.391.1333
Greater Toronto Area 7303 Warden Avenue, Suite 100 Markham, ON L3R 5Y6 Tel: 905.477.5111 Toll Free: 1.800.387.8545 Fax: 905.477.9001

www.brookfieldrp.com             NYSE: BRP             TSX: BRP

Brookfield Residential Properties Inc. | 2013 Management Information Circular